Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2004		2003		2003		2002		2001		2000		1999
Earnings:
Income before equity in earnings (loss) of equity investments	$89,856		$67,455		$90,921		$88,923		$87,510		$108,992		$116,638
Fixed charges before preferred distributions	82,849		74,187		101,144		89,417		91,305		104,337		91,420
Distributions from equity investments	18,601		20,553		27,404		27,195		26,651		30,294		18,606
Capitalized interest	—		—		—		(3,057)		(787)		(1,680)		(1,488)
Adjusted Earnings	$191,306		$162,195		$219,469		$202,478		$204,679		$241,943		$225,176

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$82,849		$74,187		$101,144		$86,360		$90,518		$102,657		$89,932
Capitalized interest	—		—		—		3,057		787		1,680		1,488
Preferred distributions	34,500		34,500		46,000		27,625		16,842		—		—
Combined Fixed Charges and Preferred Distributions	$117,349		$108,687		$147,144		$117,042		$108,147		$104,337		$91,420

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.6	x	1.5	x	1.5	x	1.7	x	1.9	x	2.3	x	2.5	x